[LETTERHEAD BULLIVANT HOUSER BAILEY PC ATTORNEYS AT LAW]
Kevin F. Barrett
Admitted in California, New York, Colorado
Utah, Massachusetts and District of Columbia
Direct Dial: (916) 930-2593
E-mail: kevin.barrett@bullivant.com
June 29, 2007
Via EDGAR and Federal Express
Mr. Jason Wynn
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010
Re:	Golden Phoenix Minerals, Inc. Registration Statement on Form SB-2 Filed May 25, 2007 File No. 333-143310
Dear Mr. Wynn:
     On behalf of Golden Phoenix Minerals, Inc. (“Golden Phoenix”), we are filing this pre-effective amendment no. 1 (“Amendment”) to Golden Phoenix’s registration statement on Form SB-2 originally filed with the Commission on May 25, 2007. This Amendment is being filed in response to the Staff’s comment letter dated June 14, 2007 and to update other information. We are including a courtesy marked copy (to the extent possible) of the Amendment indicating the changes made thereon from the initial filing. Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s June 14, 2007 letter.
Registration Statement on Form SB-2
General
1.	Provide us with your analysis regarding your eligibility to use Form SB-2 at the time you filed the registration statement. For instance, it appears you may have exceeded the public float limitations as reported in your Form 10-KSB for the fiscal years ended 2005 and 2006. See Item 10(a)(2)(iii) of Regulation S-B.
     RESPONSE:
     Golden Phoenix remains eligible to use Form SB-2 because it has not exceeded the public float limit, held by non-affiliates, or revenue limit of $25,000,000.
Merged with Bartel Eng & Schroder, October 2005

Suite 1000, 1415 L Street, Sacramento, CA 95814 • 916.930.2500 Fax 916.930.2501

www.bullivant.com          Seattle   Vancouver   Portland   Sacramento   San Francisco   Las Vegas

Mr. Jason Wynn
June 29, 2007

Pursuant to Item 10 (a)(2) of Regulation S-B:
“Entering and Exiting the Small Business Disclosure System (i) A company that meets the definition of small business issuer may use Form SB-2 for registration of its securities under the Securities Act; Form 10-SB for registration of its securities under the Exchange Act; and Form 10-KSB or Form 10-QSB for its annual and quarterly reports......
(iii) Once a small business becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years. For example, if a company exceeds the revenue limit for two consecutive years, it will no longer be considered a small business. However, if it exceeds the revenue limit one year and the next year exceeds the public float limit, but not the revenue limit, it will still be considered a small business....”
     As reported in the 10-KSB for the fiscal year ended December 31, 2005, on December 31, 2005 Golden Phoenix’s stock closed $0.16 per share as reported on the OTC Bulletin Board. Total shares outstanding as of December 31, 2005 were 136,230,087, at $0.16 per share there was a float of $21,796,814, which is below the $25,000,000 criteria set forth in Regulation S-B.
     The public float drops further below $21,796,814 when the shares of affiliates are deducted from the total outstanding shares. After deducting the 3,208,579 shares held by officers and directors in 2005 from the total outstanding shares, the remaining outstanding shares held by non-affiliates were 133,021,508 with a public float of $21,283,441. Further, to also deduct the shares held by the largest single shareholder at that time of 10,633,333 shares (approximately 7.8% of outstanding shares) from the total outstanding shares, the remaining shares outstanding were 122,388,175 shares with a public float of $19,582,108. (See pages 31 and 32 of the 10-KSB for the year ended December 31, 2005 as filed with the SEC on April 17, 2006 for security ownership information.)
     Note, that the calculation of the aggregate market value of Golden Phoenix’s common stock held by non-affiliates on the face page of the 10-KSB for the year ended December 31, 2005 is as of March 15, 2006, not for a period during the year 2005. Likewise, the calculation of the aggregate market value of Golden Phoenix’s common stock held by non-affiliates on the face page of the 10-KSB for the year ended December 31, 2006 is as of April 2, 2007, not for a period during the year 2006.
     Further, revenue for the year ended December 31, 2005 was $740,040, and for the year ended December 31, 2006 was $176,777, which is below the $25,000,000 criteria set forth in Regulation S-B.
     Therefore, pursuant to Item 10 (a)(1) and (2) of Regulation S-B Golden Phoenix is a small business issuer.
2.	Where appropriate, revise to describe in the prospectus the transactions in which the selling shareholders received the warrants and shares of your common stock. This information is

Mr. Jason Wynn
June 29, 2007

required to be included in the prospectus under Item 507 of Regulation S-B.
     RESPONSE:
     Added immediately following the heading “SELLING SECURITY HOLDERS” is the following paragraph:
     “In April 2007 the Company completed a private offering of 20,000,000 units of its common stock and warrants to purchase common stock (the “Private Offering”) to certain institutional and accredited investors. Each unit consists of one share of common stock, and one-half (1/2) of one two year warrant to purchase common stock, with each whole warrant entitling the holder to purchase one share of common stock. Further, in connection with the Private Offering, the Company issued to its placement agent Shoreline’s assignees 150,000 shares of common stock, of which 50,000 shares will be issued in the future in connection with certain financial advisory services, and two-year warrants to purchase 600,000 shares of common stock.”
     This information, with pricing details, was also previously set forth under the “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS” section under subheading “Liquidity and Capital Resources”, and also under Part II “RECENT SALES OF UNREGISTERED SECURITIES”.
Selling Security Holders, page 34
3.	We note that certain selling shareholders are a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, such as Enable Growth Partners, LP, please disclose whether the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.
     RESPONSE:
     All selling shareholders have expressly represented to Golden Phoenix that they purchased the securities that Golden Phoenix is registering on their behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, these selling shareholders had no agreements or understandings, directly or indirectly, with any party to distribute the securities. And such disclosure has been added to the footnote following each shareholder to which such disclosure is

Mr. Jason Wynn
June 29, 2007

applicable.
     Further, we have revised the existing footnotes and added 13 new footnotes to the Selling Security Holders section to more fully disclose the Selling Security Holders’ representations and relevant relationships. This includes identifying the six assignees of placement agent Shoreline Pacific LLC. However, there are no new selling security holders added to this section.
4.	Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
     RESPONSE:
     As set forth in response to comment number 3 above, we have revised the existing footnotes and added 13 new footnotes to the Selling Security Holders section to more fully disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders.
Additional Revisions
Prospectus Summary
Very minor changes to the common stock outstanding, options and warrants. For example, common stock outstanding increased from 180,265,232 to 180,390,972; and warrants and options outstanding decreased from 18,300,715 to 17,939,073. These minor changes occur throughout.
Management’s Discussion and Analysis or Plan of Operations; Results of Operations
Under the subheading “Liquidity and Capital Resources”, and at the end of it, are three new paragraphs regarding the purchase of a certain production payment obligation that is potentially convertible into common stock. This transaction occurred June 13, 2007 and is also disclosed under “Financial Statements for the Three Months Ended March 31, 2007” and “Part II; Recent Sales of Unregistered Securities”, as noted below in this letter.
Other existing paragraphs under the subheading “Liquidity and Capital Resources” have been reorganized in chronological order.
Description of Business

Mr. Jason Wynn
June 29, 2007

Certain sections of the business description section have been revised including removal of the Lone Mountain Mill option disclosure as the Company did not go forward and purchase this property. And certain royalties have been given a new subheading “Mineral Ridge Royalty Obligations” and moved to immediately proceed the subheading “Mineral Ridge Gold Mine, Esmeralda County, Nevada”.
Legal Proceedings
Added to the Twain Walker litigation disclosure: “The parties signed a settlement agreement effective May 14, 2007 in which Golden Phoenix paid Twain Walker $4,400 for a release of all claims. We expect this matter to be dismissed with prejudice within 30 days.”
We received the executed Twain Walker settlement agreement on June 4, 2007.
Financial Statements for the Three Months Ended March 31, 2007 (Unaudited)
A new paragraph has been added to “Footnote 18 Subsequent Events” to disclose the settlement of the Twain Walker matter, effective May 14, 2007.
Three new paragraphs have been added to “Footnote 18 Subsequent Events”, pursuant to a June 13, 2007 financing transaction.
Part II; Recent Sales of Unregistered Securities
Disclosure has been added regarding that certain production payment agreement transaction of June 13, 2007, which production payment has the potential to be converted into common stock.
Exhibits List
Five exhibits have been added to the exhibit list: 10.28; 10.29; 10.30; 10.31; and 24.1.
Closing Comments
     We hope that the foregoing addresses all of the Staff’s comments contained in its letter of June 14, 2007. Once the Staff has no further comments, Golden Phoenix would like to be in the position to seek effectiveness on its Form SB-2/A Registration Statement.

Very truly yours,
/s/ Kevin F. Barrett
Kevin F. Barrett

KFB:mf
Enclosures
cc:	David A. Caldwell, Golden Phoenix Minerals, Inc.